Mail Stop 3720

December 28, 2006

<u>Via U.S. Mail</u>

Mr. Trond Ø. Westlie
Chief Financial Officer
Telenor ASA
Snarøyveien 30
N-1331 Fornebu
Norway

> **RE: Telenor ASA**
> **Form 20-F for the Year ended December 31, 2005**
> **Filed April 6, 2006**
> **File No. 000-31054**

Dear Mr. Westlie:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings, as applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F For the Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 78

1.   Refer to the second paragraph. We note your reference of EBITDA to "operating profit
        (loss) before the effects of amortization, depreciation and write-downs". However, we
        note in the "EBITDA to profit from total operations" reconciliation that you also include
        adjustments such as "Net financial items" and "Associated companies". Please revise
        your EBITDA definition in future filings to accurately reflect these adjustments and
        advise us.

Results of operations, page 92

2.   Please clarify for readers the difference between the revenue columns, "Total" and "Of
        which external", which both include intra-group eliminations, and advise us. Also,
        expand your disclosures to explain to readers why you exclude MVNO agreements from
        revenues and advise us.

3.   Refer to the discussion of the results of segment operations on pages 94-122. Please
        provide a more robust discussion of your segment results including the
        drivers/substantive factors behind the significant changes in individual income and
        expense line items to the extent necessary for the understanding of the segment
        performance. To promote understanding of your business, your discussion should include
        a quantitative analysis explaining any known trends, or uncertainties, that have had or
        that you reasonably expect will have a material favorable or unfavorable impact on your
        results of operations. Refer to FR-72 and Item 5A of the Form 20-F.

Item 15.Controls and Procedures, page 161

4.   Refer to the third paragraph. We note your statement that "[b]ased on that evaluation our
        management, including the chief executive officer and the chief financial officer,
        concluded that *subject to the limitations noted above* our disclosure controls and
        procedures were effective as of December 31, 2005". Please clarify the limitations that
        your statement is referring to and advise us. If they represent the level of reasonable
        assurance as disclosed in the second paragraph, you should revise to state clearly, if true,
        that your certifying officers concluded that your disclosure controls and procedures are
        effective in reaching that level of reasonable assurance. In the alternative, remove the
        reference to the level of assurance of your disclosure controls and procedures and simply
        state, if correct, that your certifying officers concluded that your disclosure controls and
        procedures are effective. See Management's Reports on Internal Control Over Financial
        Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
        Release No. 33-8238. In particular, see Section II.F.4.

5.   Refer to the fourth paragraph. We note in your disclosure that "[t]here have been no
        significant changes in our internal controls over financial reporting identified in

connection with the above-mentioned evaluation …" Item 308(c) of Regulation S-K requires the disclosure of *any* change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred *during your last fiscal quarter* (or your fourth fiscal quarter in the case of an annual report) that has *materially affected, or is reasonably likely to materially affect*, your *internal control over financial reporting*. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Financial Statements and Notes

Revenue Recognition and Measurement, page F-12

6.   We note your disclosures that "[r]evenues from operating services are recognized on the basis of actual use for volume based contracts, and on a linear basis over the contract period for term-based contracts. Clarify your disclosures to describe exactly what the operating services represent and if you are referring to lease lines and networks, data network services, TV distribution, satellite services and IT operations etc., and advise us. Identify for us under what circumstances the services would fall under the volume based or the term based contract categories. Advise us any difference between IFRS and US GAAP in recognizing these revenues.

5. Own Work Capitalized, page F-35

7.   Tell us and disclose the nature of the line item "Own Work Capitalized". Disclose your capitalization policy under IFRS and advise us any difference between IFRS and US GAAP in accounting for items subject to capitalization. If applicable, tell us where you have recorded the difference in Note 38.

12.Workforce reductions, onerous contracts and legal disputes, page F-45

8.   Regarding the MVNO agreements, we note that in 2005 the estimated loss for Mobile Sweden was increased by NOK 239 million from NOK 562 million, and that the losses were eliminated in the Group accounts. We also note that you recorded an additional loss of NOK 175 million as of December 31, 2005 to reflect the net present value of minimum variable payments up to and including the first quarter of 2008. Please explain to us your basis under IFRS for not reporting a loss of NOK 801 million (sum of NOK 239 and 562 million) in your financial statements. Also, tell us if there are differences between IFRS and US GAAP in accounting for these transactions, and if so, where you have accounted for these differences in Note 38.

18.Associated Companies, page F-64

9.   Refer to footnote (3). We note that "…on January 10, 2005, KaR-Tel received an 'order to pay' issued by the Savings Deposit Insurance Fund (the "Fund"), a Turkish state agency, in the amount of approximately US $5.5 billion." Please clarify the nature of the relationship between KaR-Tel and VimpleCom. Also clarify in your disclosure whether VimpleCom has recorded a liability for this loss contingency in its financial statements. If not, please explain to us why it is not necessary to do so under IFRS and US GAAP.

38. United States Generally Accepted Accounting Principles (GAAP)
(13) Consolidation of variable interest entities, page F-118

10.   We note the line item, "Other differences" within the IFRS to US GAAP reconciliations for net income and shareholders' equity. To provide transparency, tell us and disclose, on a gross basis, the nature of various adjustments within this line item in future filings.

11.   In future filings, please provide segment financial information as required by SFAS 131.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director